

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2025

Christopher Posner
Chief Executive Officer
Cara Therapeutics, Inc.
400 Atlantic Street
Suite 500
Stamford, CT 06901

> **Re:** **Cara Therapeutics, Inc.**
> **Registration Statement on Form S-4, as amended**
> **Exhibit Nos. 10.32 and 10.33**
> **Filed February 14, 2025**
> **File No. 333-283900**

Dear Christopher Posner:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Daniel Bagliebter, Esq.